Exhibit 4.5

DESCRIPTION OF CAPITAL STOCK

The following is a summary of information concerning the capital stock of NetApp, Inc. (“us,” “we,” or “our”). This summary does not purport to be complete and does not contain all the information that may be important to you. This summary is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, each previously filed with the Securities and Exchange Commission, as well as the applicable provisions of the Delaware General Corporate Law (the “DGCL”). We encourage you to read our certificate of incorporation, our bylaws, and the applicable provisions of the DGCL carefully.

General

Our certificate of incorporation provides for one class of common stock and authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 890,000,000 shares, with a par value of $0.001 per share, of which:

• 885,000,000 shares are designated as common stock; and

• 5,000,000 shares are designated as preferred stock.

Common Stock

General

All issued and outstanding shares of our common stock are fully paid and nonassessable.

Voting Rights

Except as described below, each share of common stock is entitled to one vote at all meetings of stockholders. The holders of common stock are not entitled to cumulative voting rights in the election of directors.

Dividend Rights

Subject to the rights of any then-outstanding preferred stock, holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor and to share ratably in the assets available for distribution upon liquidation.

No Preemptive or Similar Rights

Holders of our common stock have no preemptive, subscription or conversion rights and are not liable for further calls or assessments. There are no redemption or sinking fund provisions in effect with respect to the common stock.

Preferred Stock

Under our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock from time to time in one or more series and to determine the rights, preferences, privileges and restrictions of those shares without any further vote or action by our stockholders. When shares of preferred stock are issued, certain rights of the holders thereof may materially affect the rights of the holders of the common stock, including voting rights and preferences in respect of dividends and liquidation.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain provisions that could have certain anti-takeover effects. Among other things, our certificate of incorporation and our bylaws:

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provide that stockholder action by written consent in lieu of a meeting is prohibited;
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establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before a meeting of our stockholders; and
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authorizes our board of directors to fix, with respect to any series of preferred stock, the rights, preferences, privileges and restrictions of shares of such series.

In addition, Section 203 of the DGCL is applicable to us. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date that the stockholder acquires 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by our board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

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a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder; and
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any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

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prior to the time that any stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock; or
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the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is P.O. Box 505005, Louisville, KY 40233-5005.

Market Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “NTAP.”